ATCO
GROUP

Corporate Office

04045665

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

October 12, 2004

SUPPL

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
OCT 20 2004
WASH. D.C. 202 SECTION

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed October 7, 2004 for symbol CU
- Corporation's Form 1, filed October 7, 2004 for symbol CU.X
- Corporation's Form 1, filed October 7, 2004 for symbol CU.PR.T
- Corporations' Form 1, filed October 7, 2004 for symbol CU.PR.V
- Corporation's Form 1, filed October 7, 2004 for symbol CU.PR.D
- Corporation's Form 1, filed October 7, 2004 for symbol CU.PR.A
- Corporation's Form 1, filed October 7, 2004 for symbol CU.PR.B
- Insider Report, filed October 7, 2004 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

dw 10/21

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	41,145,518	As at :	09/01/2004
	Effect on Issued & Outstanding Securities		
Stock Option Plan	46,400		
Other Issuances and Cancellations	-18,875		
Issued & Outstanding Closing Balance :	41,173,043		

Stock Option Plan

Stock Options Outstanding Opening Balance: **884,000** As at : 09/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2004	N		46,400	600	
Totals		0	46,400	600	0

Stock Options Outstanding Closing Balance: **837,000** As at : 09/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2004	Conversion (General)	1,925
09/30/2004	Issuer Bid	-20,800
Totals		-18,875

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2004 18:05:31
Last Updated:	10/07/2004 18:03:42

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	22,192,117	As at :	09/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-1,925		
Issued & Outstanding Closing Balance :	22,190,192		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2004	Conversion (General)	-1,925
Totals		-1,925

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2004 18:09:34
Last Updated:	10/07/2004 18:09:02

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	09/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2004 18:10:19
Last Updated:	10/07/2004 18:10:11

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	09/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2004 18:11:11
Last Updated:	10/07/2004 18:11:04

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	09/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2004 18:11:45
Last Updated:	10/07/2004 18:11:40

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2004 18:12:12
Last Updated:	10/07/2004 18:12:06

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2004 18:12:37
Last Updated:	10/07/2004 18:12:33

Insider transaction detail - View details for insider

2004-10-07 18:18 ET

Transactions sorted by : Insider
Insider company name : Canadian Utilities Limited (Starts with)
Filing date range : October 7, 2004 - October 7, 2004

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Canadian Utilities Limited

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class A

333098	2004-09-03	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+3,600	55.7300	3,600						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
333099	2004-09-03	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,600		0						
333101	2004-09-10	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,300	56.3200	4,300						
333102	2004-09-10	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,300		0						
333104	2004-09-17	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,300	55.6200	4,300						
333105	2004-09-17	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,300		0						
333107	2004-09-24	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,300	55.1200	4,300						
333108	2004-09-24	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,300		0						
333111	2004-09-30	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,300	54.7900	4,300						
333114	2004-09-30	2004-10-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,300		0						